UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Novan, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

66988N106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 66988N106	Page 2 of 5

(1)	Names of reporting persons Mark Schoenfisch, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of	(5) Sole voting power 41,666
shares beneficially owned by	(6) Shared voting power 791,666 (1)
each reporting person	(7) Sole dispositive power 41,666
with:	(8) Shared dispositive power 791,666 (1)
(9)	Aggregate amount beneficially owned by each reporting person 833,332 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.2% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Includes 791,666 shares held by The Schoenfisch Living Trust, with respect to which Dr. Schoenfisch and his spouse serve as co-trustees and each has the power to vote and dispose of the shares held by the trust.

(2)

Based upon 15,990,658 shares of common stock outstanding as of November 7, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 9, 2017. Subsequent to the public offering that closed on January 9, 2018, this percentage would be 3.2% based upon 25,989,408 shares outstanding, as adjusted and reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed on January 8, 2018.

Item 1.

(a)	Name of Issuer:

Novan, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4105 Hopson Road, Morrisville, North Carolina 27560

Item 2

(a)	Name of Person Filing:

Mark Schoenfisch, Ph.D.

(b)	Address of Principal Business Office or, if none, Residence:

Mark Schoenfisch, c/o Novan, Inc., 4105 Hopson Road, Morrisville, North Carolina 27560

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number:

66988N106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d) under the Act.

Item 4.	Ownership.

The 833,332 shares of Common Stock of the Company shown in the foregoing Schedule 13G as beneficially owned by Mark Schoenfisch represent (a) 41,666 shares of Common Stock of the Company directly held by him, as to which Dr. Schoenfisch has sole dispositive and voting power, and (b) 791,666 shares of common stock directly held by The Schoenfisch Living Trust, with respect to which he serves as co-trustee and has shared dispositive and voting power. Subsequent to the public offering that closed on January 9, 2018, Dr. Schoenfisch is no longer the beneficial owner of more than five percent of the class of securities based upon 25,989,408 shares outstanding, as adjusted and reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed on January 8, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

MARK SCHOENFISCH

/s/ Mark Schoenfisch
Mark Schoenfisch